Tara Schiller's Video

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Hi I'm Tara Schiller and I am the
CEO and co-founder of SoberBuddy.

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It is no secret that I have
a major beef with shame,

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and i'll tell you what, shame has come for me in a
major way. And I am determined to take shame down.

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This journey and war with shame started for me
after my very public teenage pregnancies in a

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deeply conservative society left me shrouded
in shame. I literally turned what I felt like

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inside out because i was so ashamed of myself,
and it took me a good ten years of digging

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out of that shame and figuring out how to become
free again to really experience a breakthrough.

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And then after I had that breakthrough
it took me another 10 years to start

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implementing all of those skills and changes

in my life so that I can live in a free way.

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Now I use my skills as a creative visionary to
develop tools and resources for people to access

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their own freedom from shame. What I'm observing
is that the world is changing, and more than ever

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we're taking our power back over the old systems
that kept us locked in a cage. We're ready to own

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our journey. We're ready to stand up for our
mental health and take the power to heal into

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our own hands. But we need relevant, interesting,
and accessible tools to help us on that journey.

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So that's why I created SoberBuddy. Because you
know where shame loves to hang out? Addiction.

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It's like it's favorite spot. So SoberBuddy
is designed to overcome the challenges we face

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when we realize we need help,
or we need to make a change.

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Things like embarrassment, or lack of resources,
or not trusting the resources that are available,

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the stigma of addiction. You know we don't want
to associate with that idea so we tend to push it

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away. Or the idea that we need to hit rock bottom
before going to get help. So far I've raised over

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a million dollars and helped over 30,000 people
in their sobriety journey through SoberBuddy

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and I'm super excited about that. But that's not
good enough for me. I want SoberBuddy to create

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a life-changing transformational experience
for anyone who needs it and in order to do that

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we're going to have to raise more funding. And
I thought crowdfunding would be perfect because

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i want to put the power of this resource being out
there into people's hands. I want regular everyday

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people to be able to invest in what they value
being in the world. And so I hope you'll join us

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on this crowdfunding journey so that we can
put SoberBuddy into the hands of more and more

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people and they can create a life that they love
free from drug and alcohol addiction and shame.